 Quarterly Financial Statements December 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at March 3, 2003

TASEKO MINES LIMITED

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 3, 2003

* Print the name and title of the signing officer under his signature.

TASEKO MINES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

	December 31,	September 30,
	2002	2002

Assets

Current assets
Cash and equivalents	$ 2,708,910	$ 39,104
Amounts receivable	774,036	336,247
Supplies inventory	2,284,428	2,282,954
Prepaid expenses	49,937	103,631

	5,817,311	2,761,936

Property, plant and equipment (note 4)	9,980,148	10,158,525
Reclamation deposits (notes 3 and 7(c)(ii))	16,375,408	18,576,524
Mineral property interests (note 5)	28,813,296	28,813,296

	$ 60,986,163	$ 60,310,281

Liabilities and Shareholders' Equity

Current liabilities
Bank operating loan (note 6)	$ 1,959,597	$ 2,000,000
Accounts payable and accrued liabilities	1,606,092	1,569,288
Advances from related parties (note 10)	487,898	3,469,168

	4,053,587	7,038,456

Reclamation liability (note 4)	32,700,000	32,700,000

	36,753,587	39,738,456

Shareholders' equity
Share capital (note 7)	95,943,793	91,889,200
Convertible debenture (note 7(c))	17,000,000	17,000,000
Tracking preferred shares (note 3)	26,641,948	26,641,948
Deficit	(115,353,165)	(114,959,323)

	24,232,576	20,571,825
Continuing operations (note 1)
Commitments (note 5 and 7(b)(iii))

	$ 60,986,163	$ 60,310,281

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

	Three months ended December 31,
	2002	2001

Expenses
Conference and travel	$ 19,495	$ 6,156
Consulting	49,666	81,250
Corporation taxes	8,144	-
Depreciation	178,377	178,266
Exploration (schedule)	285,089	256,094
Interest and finance charges	23,187	418,354
Legal, accounting and audit	56,598	141,719
Office and administration	51,770	50,921
Refinery project (schedule)	-	1,271,711
Shareholder communication	23,527	33,229
Trust and filing	744	5,057

	696,597	2,442,757

Other items
Interest and other income	302,755	403,270
Write down of mineral property acquisition costs	-	(600,000)

	302,755	(196,730)

Loss for the period	$ (393,842)	$ (2,639,487)

Loss per common share (note 2)	$ (0.01)	$ (0.10)

Weighted average number of common shares outstanding	34,057,234	25,273,113

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

	Three months ended December 31,
	2002	2001

Deficit, beginning of period	$ (114,959,323)	$ (108,455,394)
Loss for the period	(393,842)	(2,639,487)

Deficit, end of period	$ (115,353,165)	$ (111,094,881)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

	Three months ended December 31,
Cash provided by (used for)	2002	2001

Operating activities
Loss for the period	$ (393,842)	$ (2,639,487)
Items not involving cash
Accrued interest income on reclamation deposits	(298,884)	(402,510)
Depreciation	178,377	178,266
Write down of mineral property acquisition costs	-	600,000
Shares issued for loan guarantee	-	400,000
Changes in non-cash operating working capital
Amounts receivable	(437,789)	155,530
Supplies inventory	(1,474)	5,334
Prepaid expenses	53,694	5,732
Accounts payable and accrued liabilities	36,804	113,323

	(863,114)	(1,583,812)

Investing activities
Cash paid on acquisition of Harmony Gold Property	-	(2,230,000)
Proceeds on sale of mineral property interests	-	1
Reclamation deposit	2,500,000	-

	2,500,000	(2,229,999)

Financing activities
Bank operating loan	(40,403)	2,000,000
Advances from related parties	(2,981,270)	(105,390)
Advances from Gibraltar Engineering Services Limited Partnership	-	1,849,000
Common shares issued for cash, net of issue costs	4,054,593	130,000

	1,032,920	3,873,610

Increase in cash and equivalents	2,669,806	59,799
Cash and equivalents, beginning of period	39,104	82,296

Cash and equivalents, end of period	$ 2,708,910	$ 142,095

Supplementary cash flow disclosures (note 9)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Schedules of Mineral Property Exploration Expenses
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Property

Three months ended December 31, 2002	Prosperity	Gibraltar	Harmony	Total

Exploration expenses
Assays and analysis	$ 5,959	$ -	$ -	$ 5,959
Equipment rentals	(89)	-	-	(89)
Geological	-	12,902	-	12,902
Mine planning	888	37,629	6,848	45,365
Site activities	165	215,162	5,625	220,952

Exploration expenses during the period	6,923	265,693	12,473	285,089
Cumulative expenses, beginning of period	41,487,910	8,988,583	-	50,476,493

Cumulative expenses, end of period	$ 41,494,833	$ 9,254,276	$ 12,473	$ 50,761,582

	Property

Three months ended December 31, 2001	Prosperity	Gibraltar	Westgarde	Total

Exploration expenses
Assays and analysis	$ 5,586	$ 5,456	$ -	$ 11,042
Equipment rentals	3,993	-	-	3,993
Mine planning	-	11,486	-	11,486
Site activities	-	459,572	-	459,572
Recovery of exploration expenses incurred on sale (note 3)	-	-	(229,999)	(229,999)

Exploration expenses (recovery) during the period	9,579	476,514	(229,999)	256,094
Cumulative expenses, beginning of period	41,523,768	6,650,841	210,976	48,385,585

Cumulative expenses, end of period	$ 41,533,347	$ 7,127,355	$ (19,023)	$ 48,641,679

Consolidated Schedule of Refinery Project Expenses
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

			Three months ended December 31,
Refinery Project Expenses			2002	2001

Engineering			$ -	$ 320,781
Environmental and permitting			-	57,998
Interest			-	73,289
Metallurgy			-	10,883
Pilot plant test work			-	290,680
Support services			-	518,080

Expenses during the period			-	1,271,711
Cumulative expenses, beginning of period			5,270,768	3,571,942

Cumulative expenses, end of period			$ 5,270,768	$ 4,843,653

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended December 31, 2002
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

1. Continuing operations

Taseko Mines Limited ("Taseko" or the "Company") is incorporated under the laws of the Province of British Columbia. Its principal business activities are the operations of the Gibraltar Copper Mine, which is currently on standby care and maintenance, and the exploration of the Company's 100% owned Prosperity Gold-Copper property and the Harmony Gold property. The Gibraltar Mine and the Prosperity Gold property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony Gold property is located on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

The Company's continuing operations and the underlying value and recoverability of the amounts shown for the Prosperity and Harmony mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The recoverability of the amounts shown for the Gibraltar Mine mineral property interest and related plant and equipment and supplies inventory is dependent upon the ability of the Company to obtain the necessary financing to re-start operations of the mine, should metal prices and other factors warrant it, and upon future profitable production or proceeds from the disposition of the mine.

These financial statements are prepared on the basis that the Company will continue as a going concern. As at December 31, 2002, the Company had recorded significant losses and operating cash flow deficiencies in each of the last three fiscal years. Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2. Significant accounting policies

Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

These consolidated financial statements include the accounts of Taseko, its wholly-owned subsidiaries, Taseko Resources Inc., Concentrated Exploration Ltd. (note 5(e)), Concentrated Exploration 2000 Ltd. (note 5(e)), Gibraltar Refinery (2002) Ltd. (note 5(e)) and Gibraltar Mines Ltd. (note 5(a)), its 70% owned subsidiary Cuisson Lake Mines Ltd. (note 5(a)), and its interest in Gibraltar Engineering Services Limited Partnership ("GESL Partnership") (note 5(a)). All material intercompany accounts and transactions have been eliminated.

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

Supplies inventory

Supplies inventory is reported at the lower of moving average cost and net realizable value.

Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated economic life of the plant and equipment on a straight line basis at annual rates ranging from 1.3% to 16.5%, except for the solvent extraction/electrowinning plant and equipment included in Gibraltar Mine plant and equipment (note 4), which are depreciated on a straight line basis at rates from 20% to 50% per annum.

Mineral property interests

The Company defers mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the standby care and maintenance period at the Gibraltar Mine are expensed as incurred (note 5(a)).

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares at the agreement date, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

Administrative expenditures are expensed as incurred.

The amount shown for mineral property interests represents costs incurred to date and the fair value of shares issued to date relating to acquisition costs, less write-downs (note 5), but does not necessarily reflect present or future values.

Share capital

Common shares issued for non-monetary consideration are recorded at fair value based upon the trading price of the shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

Share purchase option compensation plan

The Company has a share purchase option compensation plan, which is described in Note 7(d). No compensation expense is recognized for this plan when stock options are granted. Any consideration paid on exercise of stock options is credited to share capital.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, bank operating loan and accounts payable and accrued liabilities, approximate their fair values due to their short terms to maturity. The fair value of the convertible debenture and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair values of the advances due to related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. Details of the terms of these financial instruments are disclosed in the notes to the financial statements.

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment, if any, of mineral property interests and plant and equipment, the balance of reclamation liability and rates for depreciation. Actual results could differ from those estimates.

Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

3. Arrangement Agreement

Harmony Gold Property

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ('Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental Minerals Corporation ("Continental") (formerly Misty Mountain Gold Limited), a British Columbia company with certain directors in common with Taseko, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.23 million cash. Subsequent to closing, a dissenting shareholder of Continental exchanged his 717,500 Gibraltar preferred shares for 114,800 common shares of the Company. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be converted into common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years. Accordingly, the tracking preferred shares have been classified within shareholders' equity on the consolidated balance sheet.

As this acquisition was a related party transaction not in the normal course of business that was not the culmination of an earnings process, the acquisition was recorded by the Company at the net book value of the assets transferred, net of cash consideration, as follows:

Assets acquired	Amount
Property and equipment	$ 8,488
Reclamation deposit	175,000
Mineral property interests	28,811,296

$ 28,994,784

Consideration given
Cash	$ 2,230,000
12,483,916 tracking preferred shares of Gibraltar	26,641,948
114,800 common shares of the Company	122,836

$ 28,994,784

The Gibraltar tracking preferred shares issued to Continental were recorded for Canadian tax purposes at a paid up amount of $62.77 million, but such amount is subject to adjustment based on the fair value of Taseko common shares ultimately received by Continental. As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year. If a realization event does not occur within ten years from the date of issue, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

In connection with this acquisition, Taseko sold its interest in the Westgarde property to Continental for $230,000 cash, which was been presented as a recovery of exploration expenses incurred, and exchanged its 5% net profits interest, valued at $600,000, in the Harmony Project for a 1% working interest, valued at $600,000, in the Company's Prosperity Property held by a limited partnership beneficially controlled by Continental. In connection with this Arrangement Agreement, the Company undertook a bank loan in the amount of $2,000,000, which is fully secured by a private company controlled by one of the directors of Taseko. In consideration for providing security for this loan, the Company issued 606,061 common shares (note 6).

4. Property, plant and equipment

	Cost December 31, 2002 and	Accumulated depreciation to	Net book value
Prosperity Property Equipment	September 30, 2002	December 31, 2002	December 31, 2002	September 30, 2002

Field	$ 11,879	$ 9,610	$ 2,269	$ 2,453
Computer and office	15,172	13,453	1,719	1,858

Total Prosperity Property	$ 27,051	$ 23,063	$ 3,988	$ 4,311

	Cost December 31, 2002 and	Accumulated depreciation to	Net book value
Gibraltar Mine Plant and Equipment	September 30, 2002	December 31, 2002	December 31, 2002	September 30, 2002

Buildings and equipment	$ 5,931,580	$ 359,370	$ 5,572,210	$ 5,591,160
Mine equipment	5,454,001	1,708,877	3,745,124	3,862,349
Plant and equipment	1,015,303	474,458	540,845	573,392
Vehicles	152,854	75,204	77,650	82,809
Computer equipment	101,162	60,831	40,331	44,504

Total Gibraltar Mine	$ 12,654,900	$ 2,678,740	$ 9,976,160	$ 10,154,214

Total property, plant and equipment	$ 12,681,951	$ 2,701,803	$ 9,980,148	$ 10,158,525

As part of the acquisition of the Gibraltar Mine in 1999, the Company pledged the Gibraltar Mine plant and equipment as well as reclamation deposits ($16.2 million at December 31, 2002), as security for the then-estimated environmental liability of $32.7 million assumed as part of the acquisition.

5. Mineral property interests

	December 31, 2002	September 30, 2001

Gibraltar Copper Mine (note 5(a))	$ 1,000	$ 1,000
Prosperity Gold-Copper Property (note 5(b))	1,000	1,000
Harmony Gold Property (note 5(c))	28,811,296	28,811,296

	$ 28,813,296	$ 28,813,296

(a) Gibraltar Copper Mine

In 1999, the Company, through Gibraltar Mines Ltd., acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL"), for $3,324,844. This acquisition included 100% of NGMT Resources Limited and 70% of the shares of Cuisson Lake Mines Ltd., companies with mineral property interests within the Gibraltar mine property. The Company subsequently entered into an agreement whereby a party purchased a 7.5% interest in the Gibraltar mine property for $352,500, which was subsequently reacquired in fiscal 2000 (note 5(e)). As part of its operating permits, Gibraltar Mines Ltd. agreed to incur a total of $4,000,000 on reclamation and environmental programs during the six year period July 1999 to July 2005, of which a total of $2,131,650 had been incurred to December 31, 2002.

In fiscal 2001, Gibraltar Mines Ltd., Gibraltar Engineering Services Limited Partnership (the "GESL Partnership") (see note 5(e)) and Cominco Engineering Services Ltd. ("CESL") concluded a Memorandum of Agreement ("MOA") to jointly complete an evaluation for a potential hydrometallurgical copper refinery at the Gibraltar mine. The parties initially agreed to complete a $2.7 million detailed investigation of the feasibility of the refinery, including the production and bulk testing of six tonnes of concentrate through CESL's existing pilot plant. CESL and GESL Partnership were each responsible for funding 50% of these evaluation costs.

GESL Partnership is a limited partnership formed under the laws of British Columbia, which commenced business on October 1, 2000. The Company was the initial limited partner of the GESL Partnership. The principal business activity of the GESL Partnership is to conduct an integrated engineering and contract services business. It has implemented a defined work program, the results of which will contribute to a final determination of the feasibility of commercializing a hydrometallurgical technology developed by CESL for extracting copper from concentrates in a proposed refinery to be located at the Gibraltar Mine (the "Gibraltar Refinery").

The GESL Partnership has the right, in the event that a final decision is made to proceed with the construction of the Gibraltar Refinery on or before June 30, 2003, to provide necessary engineering services relating to a start-up of operations at the Gibraltar Mine, and for the final design, tendering, procurement and construction of the Gibraltar Refinery, as well as the right to become contract operator of the Gibraltar Mine, the Gibraltar Mine concentrator and the Gibraltar Refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions.

If Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the right to construct, own and operate a refinery utilizing the CESL technology at the Gibraltar mine site, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology. In addition, if Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the right, until July 1, 2006, to provide engineering and contract operation services to Gibraltar Mines Ltd. or any other party, for the construction and operation of a refinery using the CESL technology on the Gibraltar property, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology.

To December 31, 2002, the GESL Partnership incurred project costs of $4,956,438 (September 30, 2001 - $3,571,942), including expenses originally contemplated under the MOA but excluding the premium of $314,330 on acquisition of Gibraltar Refinery (2002) Ltd., bringing the total to $5,270,768 (see note 5(e)). Expenses incurred in excess of the amounts agreed to in the original MOA were funded by Taseko and the GESL Partnership.

The Company retained Procorp Services Limited Partnership ("Procorp") to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar Mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp included an initial payment of US$900,000 for services rendered in fiscal 2001 and 2002 (paid) and a second payment of US$900,000 upon successful recommencement of commercial production of the Gibraltar Mine. In addition, the Company agreed, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar Mine.

The Gibraltar Mine has been on care and maintenance since being acquired in 1999. Due to continued uncertainty regarding start-up and an extended cycle of depressed metal prices, the Company wrote down the accumulated mineral property interest acquisition costs of $5,936,568 to a nominal $1,000 during fiscal 2001.

(b) Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, located in the Clinton Mining Division, British Columbia, Canada, which was acquired prior to 1995 for total cash and share consideration of $28,660,010. During fiscal 1999, the Company entered into an agreement that allowed a party to earn up to a 5% working interest in the Prosperity Property, which was subsequently reacquired in fiscal 2000 (note 5(e)), and entered into an agreement that allowed an exploration limited partnership controlled by Continental to earn a 1% working interest in the property for $600,001, which was reacquired in October 2001 (note 3).

During fiscal 2001, the Prosperity Project was written down to a nominal $1,000 to reflect the extended depressed conditions in the metal markets and the Company's intention to defer significant work on the project until a sustained recovery of metal prices had occurred. The working interest previously held by Continental was written down to a nominal amount when it was reacquired.

(c) Harmony Gold Property (note 3)

In February 1999, the Company acquired a 5% net profits royalty on the Harmony Gold Property located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, Canada, for $600,000, and purchased for $1, an exclusive farm-out right to earn up to a 10% working interest in the Harmony Property, by expending $600,000 for each 1% working interest prior to January 1, 2001. The Harmony Gold Property was owned by Continental, a public British Columbia company with certain directors and officers in common with the Company. During fiscal 2001, the Company allowed this working interest option to expire, unexercised.

Under the terms of an Arrangement Agreement (note 3), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

(d) Westgarde Property

The Westgarde Property consists of 27 contiguous mineral claims that contain a copper prospect covering an area of 6000 hectares located 63 kilometres south of Smithers, British Columbia.

Revelation Exploration Limited Partnership ("Revelation"), of which Gibraltar Mines Ltd. is the original limited partner, arranged for the staking of 13 claims and signed an option agreement dated December 7, 2000, on behalf of Gibraltar Mines Ltd., whereby Revelation may earn a 100% interest in 14 claims known as the Star and CL claims. In order for the option to be exercised, cash payments totaling $870,000, plus share issuances of total value of not less than $1,290,000 were to be made on or before January 1, 2010. An initial cash payment of $30,000 was paid on December 7, 2000. During fiscal 2002, the Westgarde Property, including the Star and CL claims, was sold to Continental for $230,000 (note 3).

(e) Farm-out, joint venture and acquisition agreements

In February 1999, the Company entered into a farm-out agreement with Concentrated Exploration 1999 Limited Partnership ("CELP99"), whereby CELP99 could earn up to a 5% working interest in the Prosperity Property project on the basis of a 1.5% working interest for each $900,000 expended. Pursuant to a July 1999 acquisition and joint venture agreement, CELP99 purchased a 7.5% interest in the Gibraltar mineral lands for $352,500 by way of a note receivable due July 31, 2001 which bore interest at 8% per annum, and agreed to use reasonable efforts to expend up to $4.5 million on the Gibraltar Project by January 31, 2000. CELP99 was a private British Columbia based resource exploration limited partnership that raised approximately $4.7 million for the purposes of incurring exploration expenditures on the Company's Prosperity and Gibraltar mining projects. The Company had a call right to repurchase both of CELP99's Prosperity and Gibraltar working interests by issuing shares of the Company for CELP99's investment in each project, at 122% and 135% of the earn-in expenditures of the respective projects.

On January 31, 2000, the Company reached an agreement with CELP99 whereby the Company made a takeover bid offer to acquire, for Taseko shares, all of the shares of CELP99's subsidiary, Concentrated Exploration 2000 Ltd. ("CEL2000") for $5,484,574, which had acquired the 7.5% interest in the Gibraltar mineral lands owned by CELP99 and the 3.61% working interest in the Prosperity mineral property earned by CELP99. In February 2000, the Company issued 2,492,988 common shares at a value of $2.20 per share to CELP99 to complete the acquisition. In addition to the Prosperity and Gibraltar property interests, CEL2000 had working capital deficiency of $661,624, which included cash of $52,456, and held 34,620 common shares of the Company, at the time of completion of the acquisition.

In December 2001, the GESL Partnership completed a private placement of limited partnership units for aggregate proceeds of $1.85 million. In February 2002, the Company issued 4,966,659 Taseko common shares at a value of $0.44 per share to complete the acquisition of Gibraltar Refinery (2002) Ltd., which had acquired the private placement units of the GESL Partnership. The Company also issued 50,000 Taseko common shares to its financial adviser in connection with this acquisition.

A further $3 million of expenditures were incurred by the GESL Partnership, which were financed by a separate partnership, the GESL Refinery Process ("GRP") Partnership, for a total financing amount of $4,850,000. In December 2002, a general partnership interest in the GRP Partnership was acquired and financed by a third party for $3,000,000. Pursuant to a call option agreement dated December 27, 2002, the Company has an exclusive option, until August 31, 2003, to acquire the third party's general partnership interest in the GRP Partnership for $3.5 million, at the Company's sole discretion, in either cash or through an issuance of Taseko common shares, valued at the prevailing ten-day weighted average closing price of the Company's common shares as quoted on the TSX Venture Exchange for the period ending immediately prior to the Company's delivery of a letter to exercise its option.

6. Bank operating loan

During fiscal 2002, the Company negotiated a $2 million bank operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. A private company affiliated with a director has provided a fully collateralized guarantee and received 606,061 common shares of the Company in exchange for the guarantee. The market value of the shares issued was included in interest expense in the fiscal 2002 consolidated statement of operations.

7. Share capital

(a) Authorized

Authorized share capital of the Company consists of 100,000,000 common shares without par value.

(b) Issued and outstanding

Common shares	Number of Shares	Amount

Balance, issued and outstanding, September 30, 2000 and 2001	25,067,697	$ 87,973,363
Less 34,620 shares of the Company held by CEL2000 (note 5(e))		(76,164)

Balance, September 30, 2000 and 2001	25,067,697	87,897,199
Issued during the year to a dissenting Continental shareholder in exchange for Gibraltar preferred shares at $1.07 per share (note 3)	114,800	122,836
Loan guarantee at $0.66 per share (note 6)	606,061	400,000
Private placement at $0.50 per share, net of issue costs	414,850	185,835
Private placement at $0.47 per share, net of issue costs	276,596	130,000
Private placement at $0.40 per share, net of issue costs	375,000	150,000
For the acquisition of Gibraltar Refinery (2002) Ltd. at $0.44 per share, net of issue costs (note 5(e))	4,966,659	2,163,330
For debt settlement at $0.40 per share	2,100,000	840,000

Balance, September 30, 2002	33,921,663	$ 91,889,200
Issued during the period
Private placement at $0.30 per share(i)	2,185,000	655,500
Private placement at $0.30 per share(ii)	4,232,001	1,269,600
Private placement at $0.40 per share(iii)	5,787,500	2,315,000
Issue costs	268,000	(185,507)

Balance, December 31, 2002	46,394,164	$ 95,943,793

On December 31, 2002, the Company closed three equity private placements of its securities, as follows:

(i) 2,185,000 common shares at $0.30 per share, subscribed to by Hunter Dickinson Inc., a private company with certain directors in common.

(ii) 4,232,001 units at $0.30 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.50 per share until December 31, 2004.

(iii) 5,787,500 flow-through units at $0.40 per unit. Each unit consisted of one flow-through common share and one-half of a non-transferable common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until December 31, 2004. Effective December 31, 2002, the Company renounced $2.315 million in Canadian Exploration Expenditures ("CEE") to the flow-through investors. To meet its flow-through commitments, the Company is required to spend $2.315 million on qualified CEE by December 31, 2003.

(c) Convertible debenture

December 31, and September 30, 2002

Convertible debenture	$ 17,000,000
Price per common share of the unexercised conversion right	$ 3.89
Number of common shares potentially issuable under unexercised conversion right	4,370,180

(i) On July 21, 1999, in connection with the acquisition of the Gibraltar Mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. BWCL's purchase of the convertible debenture was payable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in all from time to time, the debenture into fully paid common shares of the Company from year one to year ten.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. Since the Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company's right to settle the debenture with cash, it has been included as a separate component of shareholders' equity on the balance sheet.

(ii) In connection with the acquisition of the Gibraltar Mine assets from BWCL, the Company agreed to place the $8,500,000 debenture payment received on December 29, 2000 as a reclamation deposit to replace an $8,500,000 letter of credit previously posted by BWCL.

(d) Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 4,400,000 share purchase options, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee's employment or term of engagement, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days following retirement, at management's discretion. In the case of death, they terminate at the earlier of one year after the event or the expiry of the options. Vesting of options is done at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	For the three months ended December 31,		For the years ended September 30,
	2002		2002		2001

	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price

Opening balance	4,145,000	$ 0.50	657,000	$ 1.56	2,242,500	$ 2.31
Granted during the period	175,000	0.40	4,042,500	0.50	218,500	1.07
Expired/cancelled during period	(30,000)	0.50	(554,500)	1.38	(1,804,000)	2.43

Closing balance	4,290,000	$ 0.50	4,145,000	$ 0.50	657,000	$ 1.56
Contractual remaining life in years		1.71		1.96		1.21

Range of exercise prices	$0.40-$0.50		$0.50		$1.65-$3.64

(e) Share purchase warrants

The continuity of share purchase warrants is as follows:

Expiry dates	Exercise price	Outstanding September 30, 2002	Issued	Expired	Outstanding December 31, 2002

October 19, 2003	$0.58	276,596	--	--	276,596
December 27, 2003	$0.55	414,850	--	--	414,850(i)
January 8, 2006	$0.40	375,000	--	--	375,000
December 31, 2003	$0.40	--	302,250	--	302,250
December 31, 2004	$0.50	--	7,393,751	--	7,393,751(ii)

		1,066,446	7,696,001	--	8,762,447

(i) The 414,850 warrants expiring December 23, 2003 are subject to a 45-day accelerated expiry if the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.83 for ten consecutive trading days.

(ii) The 7,393,751 warrants expiring December 31, 2004 are subject to a 45-day accelerated expiry if the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.75 for ten consecutive trading days.

Expiry dates	Exercise price	Outstanding September 30, 2001	Issued	Expired	Outstanding September 30, 2002

March 3, 2002	$1.30	138,089	--	(138,089)	--
March 3, 2002	$2.35	407,877	--	(407,877)	--
December 31, 2000/01	$1.38	1,245,000	--	(1,245,000)	--
October 19, 2003	$0.58	--	276,596	--	276,596
December 27, 2003	$0.55	--	414,850	--	414,850
January 8, 2006	$0.40	--	375,000	--	375,000

		1,790,966	1,066,446	(1,790,966)	1,066,446

8. Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of $nil (2001 - $nil) and the expected statutory corporate income tax recovery relates to losses not recognized. As at September 30, 2002 and 2001, the tax effect of the significant components within the Company's future tax assets were as follows:

	2002	2001

Resource pools	$ 1,555,000	$ 7,041,000
Loss carry forwards	3,211,000	4,452,000
Other tax pools	1,556,000	864,000

	6,322,000	13,357,000
Valuation allowance	(6,322,000)	(13,357,000)

Net future income tax asset (liability)	$ -	$ -

At September 30, 2002, the Company's tax attributes include non-capital losses for income tax purposes in Canada totaling approximately $7.5 million, expiring at various times from 2003 to 2009, and certain resource related and other tax pools. The Gibraltar tracking preferred shares issued to Continental have initially been recorded for Canadian tax purposes at a paid up amount of $62.77 million, but such amount is subject to adjustment based on the fair value of Taseko common shares ultimately received by Continental (note 3).

9. Supplementary cash flow disclosures

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company's non-cash operating, financing and investing activities were as follows:

	December 31,	September 30,	September 30,
	2002	2002	2001

Issuance of tracking preferred shares of Gibraltar Mines Ltd. on acquisition of Harmony Gold Property (note 3)	$ --	$ 26,764,784	$ --
Issuance of common shares on acquisition of Gibraltar Refinery (2002) Ltd. (note 5(e))	--	2,163,330	--
Issuance of common shares on redemption of Gibraltar tracking preferred shares held by a dissenting Continental shareholder (note 3)	--	122,836	--
Issuance of common shares for loan guarantee (note 6)	--	400,000	--
Issuance of common shares settlement of debt (note 7(c))	--	840,000	--

	$ --	$ 30,290,950	$ --

	December 31,	September 30,	September 30,
	2002	2002	2001

Supplemental cash flow information
Cash paid during the period for
Interest	$ 23,187	$ 107,790	$ --
Taxes	$ --	$ 117,333	$ 150,888

10. Related party transactions and advances

	December 31,	September 30,
Transactions	2002	2002

Hunter Dickinson Inc.
Services rendered to the Company and its subsidiaries and reimbursement of third party expenses (a)	$ 124,208	$ 574,892
Services rendered to GESL Partnership (b)	$ --	$ 1,384,496

Advances	December 31, 2001	September 30, 2002

Advances to (from) (d)
Hunter Dickinson Inc. (a)	$ 2,513,102	$ (468,168)
Hunter Dickinson Group Inc. (c)	$ (3,001,000)	$ (3,001,000)

Advances to (from) related parties	$ (487,898)	$ (3,469,168)

(a) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b) During fiscal 2001 and 2002, Hunter Dickinson Inc. provided engineering and other services to the GESL Partnership at industry standard rates (note 5(a)).

(c) Hunter Dickinson Group Inc. ("HDG") is a private company with certain directors in common that provides consulting services to the Company, at market rates. The balance payable to HDG has resulted from a series of agreements between Taseko, HDI, HDG, GESL Partnership and GRP Partnership, whereby HDI assigned to HDG the balance payable owed to it by Taseko.

(d) Advances are non-interest bearing and due on demand.

(e) Bank operating loan (see note 6).